SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                      SEC File Number: 001-31747
                                                      CUSIP Number: 913821 30 2

                           NOTIFICATION OF LATE FILING

     (Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
                  |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

                        For Period Ended: March 31, 2008
                                        -----------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                   For the Transition Period Ended:___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________


                                     PART I
                            REGISTRATION INFORMATION

Full Name of Registrant:          Universal Security Instruments, Inc.

Former Name if Applicable:    N/A
                           ------------

Address of Principal Executive Office (Street and Number): 7-A Gwynns Mill Court
                                                          ----------------------

City, State and Zip Code:  Owings Mills, Maryland 21117
                         -------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Registrant's Ontario, Canada based business was placed in receivership during the fourth quarter of the registrant's fiscal year ended March 31, 2008. Due to the liquidation of the Canadian assets and accompanying activities and accounting treatments, the Registrant has not yet completed its financial statements.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         Harvey B. Grossblatt             (410)               363-3000
         -----------------------------------------------------------------------
                (Name)                 (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

      If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Universal Security Instruments, Inc.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 27, 2008                       By:    /s/ Harvey B. Grossblatt
                                                ------------------------------
                                                    Harvey B. Grossblatt
                                                    President

                      UNIVERSAL SECURITY INSTRUMENTS, INC.
                           SEC File Number: 001-31747
                                   FORM 12b-25

                                Part IV, Item (3)

The registrant anticipates that a significant change in results of operations for its fiscal year ended March 31, 2008 from its fiscal year ended March 31, 2007 will be reported in the subject Annual report on Form 10-K. As a result of the receivership during the fourth quarter of the registrant's fiscal year ended March 31, 2008 of the registrant's Canadian subsidiary, the discontinuation of the subsidiary's operations and the resulting liquidation of the subsidiary's assets, the registrant will be reporting a significant net loss for its fiscal year ended March 31, 2008, compared to net income of $5,533,258 for its fiscal year ended March 31, 2007. The exact amount of the loss cannot be determined until all accounting and financial information is appropriately recorded in accordance with GAAP. Due to the requirements of accounting standard FAS 5, the registrant will not be able record a significant gain related to the future anticipated release of debt to certain unsecured creditors from discontinued operations until the liquidation is completed which should occur during the registrant's fiscal year ending March 31, 2009